EXHIBIT 23

                         Consent of Independent Auditors

The Board of Directors
Drew Industries Incorporated:

We consent to incorporation by reference in the registration statement (No. 33-88582) on Form S-8 of Drew Industries Incorporated of our report dated February 7, 2001 relating to the consolidated balance sheets of Drew Industries Incorporated and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, and our report dated February 7, 2001 relating to the financial statement schedule, which reports appear in or are incorporated by reference in the December 31, 2000 annual report on Form 10-K of Drew Industries Incorporated.


Stamford, Connecticut
March 28, 2001